UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934



                                   ITXC CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    45069F109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                           Lenard B. Tessler, Chairman
                      Teleglobe International Holdings Ltd
                                P.O. Box HM 1154
                                 10 Queen Street
                             Hamilton HM EX, Bermuda
                                 (441) 296-4856
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 4, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.     45069F109
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  1)   Names of Reporting Persons.  I.R.S. Identification Nos. of  above persons
       (entities only):

          Teleglobe International Holdings Ltd (I.R.S. No. 98-0405438)
--------------------------------------------------------------------------------
  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)                    Not
             (b)                 Applicable
--------------------------------------------------------------------------------
  3)   SEC Use Only

--------------------------------------------------------------------------------
  4)   Source of Funds (See Instructions):  WC, OO
--------------------------------------------------------------------------------
  5)   Check if  Disclosure of  Legal Proceedings is  Required Pursuant to Items
       2(d) or 2(e):         Not Applicable
--------------------------------------------------------------------------------
  6)   Citizenship or Place of Organization:    Bermuda
--------------------------------------------------------------------------------
        Number of                      7) Sole Voting Power:                   *
                                          --------------------------------------
        Shares Beneficially            8) Shared Voting Power:       10,884,912*
                                          --------------------------------------
        Owned by
        Each Reporting                 9) Sole Dispositive Power:              *
                                          --------------------------------------
        Person With                   10) Shared Dispositive Power:  10,884,912*
                                          --------------------------------------
--------------------------------------------------------------------------------
  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                   10,884,912*
--------------------------------------------------------------------------------
  12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  (See
       Instructions):      Not Applicable
--------------------------------------------------------------------------------
  13)  Percent of Class Represented by Amount in Row (11):     23.0%*
--------------------------------------------------------------------------------
  14)  Type of Reporting Person (See Instructions):       OO
--------------------------------------------------------------------------------
* Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Teleglobe International Holdings Ltd or any other person that it is the beneficial owner of any of the common stock of ITXC Corp. referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1.   Security and Issuer.
          -------------------

          The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.001 per share (the "Shares"), of ITXC Corp., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 750 College Road East, Princeton, New Jersey 08540.


Item 2.   Identity and Background.
          -----------------------

          The name of the person filing this statement is Teleglobe International Holdings Ltd, a Bermuda company ("Teleglobe"). The address of the principal office of Teleglobe is P.O. Box HM 1154, 10 Queen Street, Hamilton HM EX, Bermuda.

          Teleglobe is a wholesale provider of international telecommunications services, including voice, data, internet and mobile roaming. Set forth on Schedule A annexed hereto, which is incorporated herein by reference, is the information required by Item 2 of Schedule 13D for each executive officer and director of Teleglobe, each person controlling Teleglobe, and each executive officer and director (or other controlling person) of any corporation or other person ultimately in control of Teleglobe, in each case as of the date hereof.

          During the past five years, neither Teleglobe nor to Teleglobe's knowledge any person or entity named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, neither Teleglobe nor to Teleglobe's knowledge any person or entity named in Schedule A hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Liam Strong currently serves as the Chief Executive Officer of most of Teleglobe's operating subsidiaries. After consummation of the Merger (as described and defined below), Mr. Strong will also become President and Chief Executive Officer of Teleglobe.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Pursuant to an Agreement and Plan of Merger, dated as of November 4, 2003, by and among Teleglobe, VEX Merger Subsidiary Corp., a Delaware corporation and a direct or indirect wholly-owned subsidiary of Teleglobe (the "Merger Sub"), and the Company (the "Merger Agreement"), Teleglobe, the Company and certain stockholders of the Company (collectively, the "Stockholders") entered into the Voting Agreement, dated as of November 4, 2003 (the "Voting Agreement"), described in Item 6 of this Schedule 13D. As a result of the terms of the Merger Agreement and the Voting Agreement, Teleglobe may be deemed to be the beneficial owner of 10,884,912 Shares.

Item 4.   Purpose of Transaction.
          ----------------------

          The Voting Agreement, which is described in Item 6 of this Schedule 13D, was a condition precedent to the willingness of Teleglobe to enter into the Merger Agreement, and was entered into by the parties thereto in order to increase the likelihood that the approval of the Company's stockholders required in order to consummate the Merger (as defined in the Merger Agreement) will be obtained.

          Pursuant to the Merger Agreement, upon the consummation of the Merger, among other things, (i) the Merger Sub will merge with and into the Company,
(ii) the Company shall continue in existence, as the surviving corporation in the Merger (the "Surviving Corporation"), (iii) the Surviving Corporation will become a wholly-owned subsidiary of a newly formed Bermuda company which will be a direct wholly-owned subsidiary of Teleglobe ("New Parent"), (iv) each Share and all rights in respect thereof will be converted into the right to receive
0.0107 of a share of New Parent common stock (subject to certain conditions, exceptions and adjustments set forth in the Merger Agreement), (v) the officers of the Company immediately prior to the consummation of the Merger shall serve in their respective offices of the Surviving Corporation from and after the consummation of the Merger, in each case until their successors are elected or appointed and qualified or until their resignation or removal, (vi) the directors of Merger Sub immediately prior to the consummation of the Merger shall become the directors of the Surviving Corporation, to serve as such from and after the consummation of the Merger, in each case until their successors are elected or appointed and qualified or until their resignation or removal,
(vii) the certificate of incorporation and the bylaws of the Company shall be amended in their entirety in the Merger to read as set forth on Annex B to the Merger Agreement and, as so amended, shall be the certificate of incorporation and the bylaws of the Surviving Corporation, until thereafter amended as provided by law and such certificate of incorporation or bylaws.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon information provided by the Company, there were 43,245,427 Shares issued and outstanding as of October 31, 2003. As a result of the provisions set forth in the Voting Agreement with respect to the 10,884,912 Shares which are the subject of the Voting Agreement, Teleglobe may be deemed to have certain shared power to vote and direct the disposition of such 10,884,912 Shares. Thus, as of November 4, 2003, for the purposes of Reg. Section 240.13d-3, Teleglobe may be deemed to beneficially own 10,884,912 Shares, or 23.0% of the Shares deemed issued and outstanding as of that date.

          Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Teleglobe or any other person that it is the beneficial owner of any of the Shares referred to herein for purposes of
Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

          No other Shares are owned, beneficially or otherwise, by the persons or entities listed on Schedule A annexed hereto.

          Neither Teleglobe, nor to the knowledge of Teleglobe any person or entity named on Schedule A annexed hereto, has effected any transactions in Shares, or securities convertible into, exercisable for or exchangeable for Shares, during the sixty days prior to November 4, 2003.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          Pursuant to the Voting Agreement, among other things, Teleglobe, the Company and the Stockholders agreed to the terms pursuant to which (i) the Stockholders shall, and shall cause their Representatives (as defined in the Voting Agreement) to, terminate all discussions regarding possible acquisitions of the Company, and shall advise Teleglobe and New Parent, if applicable, of any request for information with respect to a possible acquisition of the Company,
(ii) the Stockholders shall not offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of (including by gift), or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of any or all of the Shares subject to the Voting Agreement, except pursuant to the terms of the Merger Agreement, (iii) each Stockholder shall vote or consent (or cause to be voted or consented) all of the Shares subject to the Voting Agreement (a) in favor of the adoption of the Merger Agreement and the approval of other actions contemplated by the Merger Agreement and the Voting Agreement and any actions required in furtherance thereof, and (b) in opposition of any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or the Voting Agreement, and any action which, in Teleglobe's reasonable judgment, is intended to or could reasonably be expected to impede, interfere with, delay, postpone or materially adversely affect the Merger or the transactions contemplated by the Voting Agreement and the Merger Agreement, and (iv) each Stockholder irrevocably granted and appointed certain affiliates of Teleglobe as such Stockholder's proxy and attorney-in-fact to vote or cause to be voted the Shares subject to the Voting Agreement in favor of the adoption of the Merger Agreement and in accordance with the voting requirements set forth in the Voting Agreement, in each case as more particularly set forth and described in the Voting Agreement attached as Exhibit 1 hereto.

          Pursuant to the Merger Agreement, among other things, the Company agreed to (i) certain covenants regarding the termination of discussions, activities and negotiations regarding Company Competing Transactions (as defined in the Merger Agreement), (ii) the approval, adoption and recommendation of the Merger, (iii) jointly prepare and, after approval, use commercially reasonable efforts to cause to be filed with the Securities and Exchange Commission, a document or documents that constitute the registration statement on Form F-4 of New Parent in connection with the registration under the Securities Act of 1933, as amended, of New Parent common stock to be issued to the Company's stockholders pursuant to the Merger and a proxy statement with respect to the Merger, and (iv) various other matters customary in agreements for transactions such as or similar to the Merger, in each case as more particularly set forth and described in the Merger Agreement incorporated by reference as Exhibit 2 hereto.

          The  descriptions of the transactions and agreements set forth in this
Schedule 13D are qualified in their entirety by reference to the complete agreements governing such matters, each of which are incorporated by reference or attached to this Schedule 13D as exhibits pursuant to Item 7 hereof.

          Except as otherwise described herein, to the knowledge of Teleglobe there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or Schedule A annexed hereto and between such persons and any person with respect to any securities of the Company.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          1. Voting Agreement, dated as of November 4, 2003, by and among Teleglobe International Holdings Ltd, ITXC Corp. and certain other parties identified therein.

          2. Agreement and Plan of Merger, dated as of November 4, 2003, by and among Teleglobe International Holdings Ltd, VEX Merger Subsidiary Corp. and ITXC Corp., incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K, dated November 4, 2003, filed by ITXC Corp.

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          November 10, 2003

                                          TELEGLOBE INTERNATIONAL HOLDINGS LTD



                                          By:  /s/ Lenard B. Tessler
                                          --------------------------------------
                                          Name:  Lenard B. Tessler
                                          Title: Chairman


  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                                                                      SCHEDULE A


          1.   Executive   Officers.   The   executive   officers  of  Teleglobe
International Holdings Ltd ("Teleglobe") are Lenard B. Tessler and Seth P. Plattus. Lenard B. Tessler serves as Chairman of Teleglobe. Seth P. Plattus serves as Vice Chairman of Teleglobe. Each of Lenard B. Tessler and Seth P. Plattus is a citizen of the United States with a business address at 299 Park Avenue, 22nd Floor, New York, New York 10171. The principal business and address of Teleglobe are stated in Item 2 of this Schedule 13D.

          Liam Strong currently serves as the Chief Executive Officer of most of Teleglobe's operating subsidiaries. After consummation of the Merger (as described and defined in this Schedule 13D), Mr. Strong will also become President and Chief Executive Officer of Teleglobe.

          2. Directors.  The directors of Teleglobe are Lenard B. Tessler,  Seth
P. Plattus and Michael M. Green.

          In addition to holding the executive officer positions noted above, each of Lenard B. Tessler and Seth P. Plattus serves as a Managing Director of Cerberus Capital Management, L.P. ("CCM"). As noted above, each of Lenard B. Tessler and Seth P. Plattus is a citizen of the United States with a business address at 299 Park Avenue, 22nd Floor, New York, New York 10171. CCM, for itself and on behalf of related third parties, is engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

          Michael M. Green, a citizen of the United States, serves as the Managing Partner of TenX Capital Partners, LLC ("TenX"). TenX, which is located at 100 W. Elm Street, Suite 300, Conshohocken, PA 19428, is a private equity firm that, generally along with affiliates of CCM, makes investments in middle-market technology, communications and business services companies.

          3. Controlling Persons. TLGB Acquisition LLC, a Delaware limited liability company ("TLGB"), owns approximately 92% of the outstanding shares of Teleglobe. Teleglobe Holdings LLC, a Delaware limited liability company ("Teleglobe Holdings"), is the managing member of TLGB. Teleglobe Holdings is controlled by various private investment funds (the "Funds"). Stephen Feinberg, a citizen of the United States, is the investment manager for the Funds. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company which may be deemed to be beneficially owned by Teleglobe, TLGB, Teleglobe Holdings and the Funds. The business address of each of the above named entities and person is 299 Park Avenue, 22nd Floor, New York, New York 10171. TLGB's primary business is to serve as a holding company for the shares of Teleglobe. Teleglobe Holdings' primary business is to serve as the managing member for TLGB. The Funds are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature. Mr. Feinberg also provides investment management and other services for various other third parties.

                                                                  EXECUTION COPY



                                VOTING AGREEMENT

          VOTING AGREEMENT (this "Agreement"), dated as of November 4, 2003, by and among Teleglobe International Holdings Ltd, a Bermuda company ("Parent"), the Stockholders Listed on Schedule 1 attached hereto (each individually a "Stockholder" and collectively the "Stockholders") and, solely for purposes of
Section 7.1(c) of this Agreement, ITXC Corp., a Delaware corporation (the "Company").

                                   WITNESSETH:

          WHEREAS, concurrently with the execution of this Agreement, Parent, VEX Merger Subsidiary Corp., a Delaware corporation and a direct wholly owned subsidiary of Parent ("Sub"), and the Company have entered into an Agreement and Plan of Merger of even date herewith (the "Merger Agreement"), pursuant to which the parties thereto have agreed, upon the terms and subject to the conditions set forth therein, to merge Sub with and into the Company (the "Merger"); and

          WHEREAS, after execution of the Merger Agreement, Parent will contribute (the "Contribution") all of the outstanding equity of Teleglobe Bermuda Ltd, a Bermuda company, TLGB Luxembourg Sarl, a Luxembourg company, and Sub which entities are, as of the date hereof, direct wholly owned subsidiaries of Parent, to a newly formed Bermuda company ("New Parent"), in exchange for common shares of New Parent;

          WHEREAS, through the Contribution, Parent will substitute New Parent as the direct parent of Sub which immediately thereafter shall execute the Joinder Agreement and thereby become a party to the Merger Agreement;

          WHEREAS, at the Effective Time, each share of Company Common Stock issued and outstanding immediately before the Effective Time (excluding those shares to be canceled in accordance with the terms of the Merger Agreement) and all rights in respect thereof shall forthwith cease to exist and be converted into the right to receive 0.0107 of a share (as adjusted by Parent in consultation with Company in accordance with any stock split or combination by New Parent) of New Parent Common Stock;

          WHEREAS, as of the date hereof, each Stockholder is the record and Beneficial Owners (as defined hereinafter) of the number of Existing Shares (as hereinafter defined) of the common stock, $0.001 par value, of Company (the "Company Common Stock") set forth opposite such Stockholder's name on Schedule 1; and

          WHEREAS, as inducement and a condition to entering into the Merger Agreement, Parent has required the Stockholders to agree, and the Stockholders have agreed, to enter into this Agreement.

          NOW, THEREFORE, in consideration of the foregoing and the mutual premises, representations, warranties, covenants and agreements contained herein, the parties hereto, intending to be legally bound hereby, agree as follows:


9533918.1

          Section 1. Certain Definitions. In addition to the terms defined elsewhere herein, capitalized terms used and not defined herein shall have the respective meanings ascribed to them in the Merger Agreement. For purposes of this Agreement:

          (a) "Beneficially Own" or "Beneficial Ownership" with respect to any securities means having "beneficial ownership" of such securities as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a person include securities Beneficially Owned by all other persons with whom such person would constitute a "group" within the meaning of Section 13(d) of the Exchange Act with respect to the securities of the same issuer.

          (b) "Existing Shares" means, with respect to each Stockholder, the number of shares of the Company Common Stock Beneficially Owned by the Stockholder as of the date hereof, as set forth opposite such Stockholder's name on Schedule 1.

          (c) "Securities" means the Existing Shares together with any shares of the Company Common Stock or other securities of the Company acquired by any Stockholder in any capacity after the date hereof and prior to the termination of this Agreement whether upon the exercise of options, warrants or rights, the conversion or exchange of convertible or exchangeable securities, or by means of purchase, dividend, distribution, split-up, recapitalization, combination, exchange of shares or the like, gift, bequest, inheritance or as a successor in interest in any capacity or otherwise.

          Section  2.  Representations  and  Warranties  of  Stockholder.   Each
Stockholder represents and warrants severally, but not jointly, to Parent as follows:

          (a) Ownership of Shares. Each Stockholder is the sole record and Beneficial Owner of the Existing Shares set forth opposite such Stockholder's name on Schedule 1. On the date hereof, the Existing Shares constitute all of the shares of the Company Common Stock owned of record or Beneficially Owned by such Stockholder. There are no outstanding options or other rights to acquire from any Stockholder or obligations of such Stockholder to sell or to acquire, any shares of the Company Common Stock. With respect to the shares of Company Common Stock held by it, each Stockholder has sole voting power and sole power to issue instructions with respect to the matters set forth in Sections 4, 5, 6, and 7 hereof, sole power of disposition, sole power of conversion, sole power to demand appraisal rights and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Existing Shares with no limitations, qualifications or restrictions on such rights, subject to applicable securities Laws and the terms of this Agreement.

          (b) Power; Binding Agreement. Each Stockholder has the legal capacity, power and authority to enter into and perform all of such Stockholder's obligations under this Agreement. This Agreement has been duly and validly executed and delivered, and, if such Stockholder is not a natural person, authorized by such Stockholder and constitutes a valid and binding agreement of such Stockholder, enforceable against such Stockholder in accordance with its terms except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar Laws, now or hereafter in effect, affecting


9533918.1                                 2
creditors' rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

          (c) No Conflicts. Except as contemplated by the Merger Agreement, no filing with, and no permit, authorization, consent or approval of, any Governmental Entity is necessary for the execution and delivery of this Agreement by such Stockholder and the consummation by such Stockholder of the transactions contemplated hereby, none of the execution and delivery of this Agreement by such Stockholder, the consummation by such Stockholder of the transactions contemplated hereby or compliance by such Stockholder with any of the provisions hereof shall (i), if a particular Stockholder is not a natural person, conflict with or result in any breach of any organizational documents applicable to such Stockholder, (ii) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which such Stockholder is a party or by which such Stockholder or any of its properties or assets or the Existing Shares may be bound, or (iii) violate any order, writ, injunction, decree, judgment, order, statute, rule or regulation applicable to such Stockholder or the Existing Shares.

          (d) No Encumbrance. Except as permitted by this Agreement, the Existing Shares are now and, at all times during the term hereof, and the Securities will be, held by such Stockholder free and clear of all Encumbrances, except for any such Encumbrances arising hereunder.

          (e) No Finder's Fees. No broker, investment banker, financial advisor or other person is entitled to any broker's, finder's, financial adviser's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of such Stockholder.

          (f) Reliance. Each Stockholder understands and acknowledges that each of the Company, Parent and Sub is entering into the Merger Agreement and New Parent, upon its formation, shall become a party to the Merger Agreement by virtue of its execution of the Joinder Agreement in reliance upon such Stockholder's execution and delivery of this Agreement.







9533918.1                                 3

          Section 3. Disclosure. Each Stockholder hereby agrees to permit the Company, Parent and New Parent to publish and disclose in the Proxy Statement and/or the Registration Statement, as the case may be, (including all documents and schedules filed with the Securities and Exchange Commission), and any press release or other disclosure document which the Company, Parent and New Parent, in their sole discretion, determine to be required by Law or necessary or desirable in connection with the Merger and any transactions related thereto, such Stockholder's identity and ownership of the Company Common Stock and the nature of such Stockholder's commitments, arrangements and understandings under this Agreement.

          Section 4. Transfer And Other Restrictions.

          (a) No Solicitation. Each Stockholder shall, and shall cause its Affiliates and each of its and their respective Affiliates, officers, directors, employees, representatives, consultants, investment bankers, attorneys, accountants and other agents (collectively, a person's or entity's "Representatives") to, immediately cease any discussions, activities or negotiations with any other Person or Persons that may be ongoing with respect to any Company Competing Transaction. Stockholder shall not take, and shall cause their respective Representatives not to take, any action (i) to encourage, solicit, initiate or facilitate, directly or indirectly, the making or submission of any Company Competing Transaction (including by taking any action that would make the Rights Agreement inapplicable to a Company Competing Transaction), (ii) to enter into any agreement, arrangement or understanding with respect to any Company Competing Transaction or to agree to approve or endorse any Company Competing Transaction or enter into any agreement, arrangement or understanding that would require the Company to abandon, terminate or fail to consummate the Merger and the other transactions contemplated by the Merger Agreement, (iii) to initiate or participate in any way in any discussions or negotiations with, or furnish or disclose any information to, any Person (other than Parent, New Parent or Sub) in furtherance of any proposal that constitutes, or could reasonably be expected to lead to, any Company Competing Transaction or (iv) to facilitate or further in any other manner any inquiries or the making or submission of any proposal that constitutes, or could reasonably be expected to lead to, any Company Competing Transaction. Each Stockholder will as promptly as practicable (and in any event within 24 hours) advise Parent and New Parent, if applicable, of any request for information with respect to any Company Competing Transaction or of any Company Competing Transaction, or any inquiry, proposal, discussions or negotiation with respect to any Company Competing Transaction, the material terms and conditions of such request, Company Competing Transaction, inquiry, proposal, discussion or negotiation. For purposes of this Agreement, each of Parent and Sub are not, and New Parent upon its formation shall not be, deemed to be Affiliates of the Stockholders. Without limiting the foregoing, Parent, Sub and the Stockholders agree that any violation of the restrictions set forth in this Section 4 by any Representative of a Stockholder or any of its Affiliates, whether or not such Person is purporting to act on behalf of a Stockholder or any of its Affiliates, shall constitute a breach by such Stockholder of this Section 4.

          (b) Certain Prohibited Transfers. Prior to the termination of this Agreement, each Stockholder agrees not to, directly or indirectly:

                    (i) except pursuant to the terms of the Merger Agreement, offer for sale, sell, transfer, tender, pledge, encumber, assign or


9533918.1                                 4
          otherwise dispose of (including by gift), or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of any or all of the shares of Company Common Stock or any other Securities or any interest therein;

                    (ii) grant any proxy, power of attorney, deposit any of the Securities into a voting trust or enter into a voting agreement or arrangement with respect to the Securities except as provided in this Agreement; or

                    (iii) take any other action that would make any representation or warranty of such Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling such Stockholder from performing its obligations under this Agreement.

          Section 5. Voting of the Company Common Stock. Each Stockholder hereby agrees that, during the period commencing on the date hereof and continuing until the first to occur of (i) the Effective Time or (ii) termination of this Agreement in accordance with its terms, at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of the holders of Company Common Stock, however called, or in connection with any written consent of the holders of Company Common Stock, such Stockholder will appear at the meeting or otherwise cause the Securities to be counted as present thereat for purposes of establishing a quorum and vote or consent (or cause to be voted or consented) all of the Securities:

          (a) in favor of the adoption of the Merger Agreement and the approval of other actions contemplated by the Merger Agreement and this Agreement and any actions required in furtherance thereof and hereof;

          (b) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or this Agreement; and

          (c) except as otherwise agreed to in writing in advance by Parent and New Parent in their sole discretion, against the following actions (other than the Merger and the transactions contemplated by this Agreement and the Merger Agreement): (1) any Company Competing Transaction and (2)(a) any change in a majority of the persons who constitute the Board of Directors of the Company;
(b) any material change in the present capitalization of the Company, including without limitation any proposal to sell a substantial equity interest in the Company or the Company Subsidiaries; (c) any amendment of the Company Certificate of Incorporation or the Company Bylaws; (d) any material change in the Company's corporate structure or business; or (e) any other action which, in the case of each of the matters referred to in clauses (2)(a), (b), (c) or (d) of this Section 5(c), in Parent's reasonable judgment is intended, or could reasonably be expected, to impede, interfere with, delay, postpone or materially adversely affect the Merger or the transactions contemplated by this Agreement and the Merger Agreement. No Stockholder may enter into any agreement or understanding with any person the effect of which would be inconsistent with or violative of any provision contained in this Section 5.



9533918.1                                 5

          Section 6.  Irrevocable Proxy.

          (a) Each Stockholder hereby irrevocably, during the term of this Agreement, grants to, and appoints, Lenard Tessler and Seth Plattus, or any of them in their respective capacities as officers of Parent or as officers of New Parent, as the case may be, and any individual who shall hereafter succeed to any such office of Parent or New Parent and each of them individually, such Stockholder's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Stockholder, to vote or cause to be voted the Securities at any meeting of the stockholders of the Company or at any adjournment or postponement thereof (i) in favor of the adoption of the Merger Agreement, the approval of the transactions contemplated by the Merger
Agreement, if applicable, and any actions required in furtherance thereof and hereof; (ii) against any other Company Competing Transaction or any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or this Agreement; and (iii) otherwise in accordance and consistent with Section 5 hereof.

          (b) Each Stockholder represents that any proxies heretofore given in respect of the Existing Shares are not irrevocable, and that such proxies either have been or are hereby revoked.

          (c) Each Stockholder hereby affirms that the irrevocable proxy set forth in this Section 6 is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of such Stockholder under this Agreement. Each Stockholder hereby further affirms that the irrevocable proxy is coupled with an interest and may not be revoked, except by amendment, modification or termination effected in accordance with Sections 10 or 11(c) hereof, as the case may be. Each Stockholder hereby ratifies and confirms all that such irrevocable proxy may lawfully do or cause to be done by virtue hereof. Such irrevocable proxy is executed and intended to be irrevocable during the term of this Agreement in accordance with the provisions of Section 212(e) of the Delaware General
Corporation Law. The power and authority hereby conferred shall not be terminated by any act of such Stockholder (subject to the terms hereof) or by operation of Law, by the dissolution of such Stockholder (if such Stockholder is other than a natural person), by lack of appropriate power or authority, or by the occurrence of any other event or events (subject to the terms hereof) and shall be binding upon all his representatives, executors, successors and/or assigns. If after the execution of this Agreement a Stockholder shall dissolve (if such Stockholder is other than a natural person), cease to have appropriate power or authority, or if any other such event or events shall occur (subject to the terms hereof), Parent is nevertheless authorized and directed to vote the Securities in accordance with the terms of this Agreement as if such dissolution, if applicable, lack of appropriate power or authority or other event or events had not occurred and regardless of notice thereof.

          Section 7.  Stop Transfer; Legend.

          (a) Each Stockholder agrees with, and covenants to, Parent that such Stockholder will not request that the Company register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of the Securities, unless such transfer is made in compliance with this Agreement.


9533918.1                                 6

          (b) In the event of a stock dividend or distribution, or any change in the Company Common Stock by reason of any stock dividend, split-up, recapitalization, combination, exchange of shares or the like other than pursuant to the Merger, the term "Existing Shares" will be deemed to refer to and include the shares of the Company Common Stock as well as all such stock dividends and distributions and any shares into which or for which any or all of the Securities may be changed or exchanged and appropriate adjustments shall be made to the terms and provisions of this Agreement.

          (c) Each Stockholder will promptly after the date hereof surrender to the Company all certificates representing the Securities, and the Company will place the following legend on such certificates in addition to any other legend required thereon:

          "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER, VOTING AND OTHER RESTRICTIONS PURSUANT TO A VOTING AGREEMENT, DATED AS OF NOVEMBER 4, 2003, BY AND BETWEEN TELEGLOBE INTERNATIONAL HOLDINGS LTD, ITXC CORP. (THE "COMPANY") AND THE STOCKHOLDERS PARTY THERETO. THE COMPANY WILL FURNISH A COPY OF SUCH VOTING AGREEMENT TO THE HOLDER OF THIS CERTIFICATE UPON WRITTEN REQUEST AND WITHOUT CHARGE."

          Section 8. Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws and regulations to consummate and make effective the Transactions. Each party shall promptly consult with the other and provide any necessary information and material with respect to all filings made by such party with any Governmental Entity in connection with this Agreement and the Merger Agreement and the transactions contemplated hereby and thereby.

          Section 9. Fiduciary Duties. Each Stockholder is signing this Agreement solely in such Stockholder's capacity as an owner of his, her or its respective Securities, and nothing herein shall prohibit, prevent or preclude such Stockholder from taking or not taking any action in his or her capacity as an officer or director of the Company, to the extent permitted by the Merger Agreement.

          Section 10. Termination. This Agreement shall terminate on the earliest of (a) termination of the Merger Agreement, (b) the written agreement of the parties hereto to terminate this Agreement, or (c) the Effective Time of the Merger.

          Section 11. Miscellaneous.

          (a) Entire Agreement. This Agreement (including the documents and instruments referred to herein) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.


9533918.1                                 7

          (b) Successors and Assigns. This Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of the other parties hereto. This Agreement shall be binding upon, inure to the benefit of and be enforceable by each party and such party's respective heirs, beneficiaries, executors, representatives and permitted assigns.

          (c) Amendment and Modification. This Agreement may not be amended, altered, supplemented or otherwise modified or terminated (other than a termination under Section 10(a) or Section 10(c) of this Agreement) except upon the execution and delivery of a written agreement executed by the parties hereto.

          (d) Notices. All notices, requests, claims and demands and other communications hereunder shall be in writing and shall be deemed duly delivered
(i) four Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, or (ii) one Business Day after being sent for next business day delivery, fees prepaid, via a reputable nationwide overnight courier service, in each case to the intended recipient as set forth below:

                   If to Parent, to:

                           Teleglobe International
                           Holdings Ltd

                           P.O. Box HM 1154
                           10 Queen Street
                           Hamilton HM EX
                           Bermuda
                           Tel: (441) 296-4856
                           Fax: (441) 292-0829

                   with a copy to:

                           Schulte Roth & Zabel LLP
                           919 Third Avenue
                           New York, New York 10022
                           Attn:  Stuart D. Freedman
                           Tel:  (212) 756-2407
                           Fax:  (212) 593-5955

              If to the Company, to:

                           ITXC Corp.
                           750 College Road East
                           Princeton, New Jersey 08540
                           Attn: Theodore Weitz
                           Tel: (609) 750 3816
                           Fax: (609) 750-3458


9533918.1                                 8
                   with a copy to:

                           Lowenstein Sandler PC
                           65 Livingston Avenue
                           Roseland, New Jersey  07068
                           Attn:  Peter H. Ehrenberg, Esq.
                           Tel: 973-597-2350
                           Fax: 973-597-2351

If to a Stockholder, to the address set forth opposite such Stockholder's name on Schedules 1.

          Any Party may give any notice or other communication hereunder using any other means (including personal delivery, messenger service, facsimile or ordinary mail), but no such notice or other communication shall be deemed to have been duly given unless and until it actually is received by the Party for whom it is intended. Any Party may change the address to which notices and other communications hereunder are to be delivered by giving the other Parties to this Agreement notice in the manner herein set forth.

          (e) Severability. Any term or provision of this Agreement which is held to be invalid, illegal or unenforceable in any respect in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

          (f) Specific Performance. The Parties acknowledge that money damages would not be an adequate remedy at Law if any party fails to perform in any material respect any of its obligations hereunder and accordingly agree that each Party, in addition to any other remedy to which it may be entitled at Law or in equity shall be entitled to seek to compel specific performance of the obligations of any other Party under this Agreement, without the posting of any bond, in accordance with the terms and conditions of this Agreement in any court of the United States or any State thereof having jurisdiction, and if any action should be brought in equity to enforce any of the provisions of this Agreement, none of the Parties hereto shall raise the defense that there is an adequate remedy at Law. No remedy shall be exclusive of any other remedy. All available remedies shall be cumulative.

          (g) No Waiver. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at Law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, will not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

          (h) No Third Party Beneficiaries. This Agreement is not intended to confer upon any person other than the parties hereto and New Parent, immediately upon its formation, any rights or remedies hereunder.


9533918.1                                 9

          (i) Governing Law. This Agreement shall be governed by and construed in accordance with the internal Laws of the State of Delaware (without reference to its choice of Law rules).

          (j) Descriptive Heading. The descriptive headings used herein are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement.

          (k) Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses.

          (l) Further Assurances. From time to time, at any other party's request and without further consideration, each party hereto shall execute and deliver such additional documents and take all such further lawful action as may be necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

          (m) Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

          (n) Submission to Jurisdiction. Each Party hereby irrevocably and unconditionally agrees that any action, suit or proceeding, at Law or equity, arising out of or relating to this Agreement or any agreements or transactions contemplated hereby shall only be brought in any federal court of the State of Delaware or any state court located in Delaware, and hereby irrevocably and unconditionally expressly submits to the personal jurisdiction and venue of such courts for the purposes thereof and hereby irrevocably and unconditionally waives (by way of motion, as a defense or otherwise) any and all jurisdictional, venue and convenience objections or defenses that such party may have in such action, suit or proceeding. Each Party hereby irrevocably and unconditionally consents to the service of process of any of the aforementioned courts. Nothing herein contained shall be deemed to affect the right of any Party to serve process in any manner permitted by Law or commence legal proceedings or otherwise proceed against any other Party in any other jurisdiction to enforce judgments obtained in any action, suit or proceeding brought pursuant to this
Section 11(n).

   [Remainder of this page intentionally left blank.  Signature page follows.]








9533918.1                                 10

                         PAGE 1 OF 4 OF SIGNATURE PAGES
                             TO THE VOTING AGREEMENT

          IN WITNESS WHEREOF, Parent, Company and each Stockholder have caused this Agreement to be duly executed as of the day and year first written above.

                                  ITXC CORP. solely for purposes of Section 7(c)



                                  By:_____________________________________
                                     Name:
                                     Title:



                                  TELEGLOBE INTERNATIONAL HOLDINGS LTD



                                  By:_____________________________________
                                     Name:
                                     Title:

























9533918.1

                         PAGE 2 OF 4 OF SIGNATURE PAGES
                             TO THE VOTING AGREEMENT
                                  STOCKHOLDERS


                                       -----------------------------------------
                                       Tom I. Evslin


                                       -----------------------------------------
                                       Mary Evslin


                                       -----------------------------------------
                                       Edward B. Jordan


                                       -----------------------------------------
                                       Steven J. Ott


                                       -----------------------------------------
                                       Eric G. Weiss


                                       -----------------------------------------
                                       Theodore M. Weitz


                                       -----------------------------------------
                                       Frank Gill


                                       -----------------------------------------
                                       Frederick R. Wilson


                                       F.J. Wilson Partners, L.P.


                                       By: _____________________________________
                                                         , General Partner




9533918.1                                 12

                         PAGE 3 OF 4 OF SIGNATURE PAGES
                             TO THE VOTING AGREEMENT
                                  STOCKHOLDERS





                                       -----------------------------------------
                                       John Landau








































9533918.1                                 13

                         PAGE 4 OF 4 OF SIGNATURE PAGES
                             TO THE VOTING AGREEMENT
                                  STOCKHOLDERS





                                       -----------------------------------------
                                       Edward B. Jordan as custodian for
                                         his children



                                       -----------------------------------------
                                       Dianne Jordan as custodian
                                         for her children






























9533918.1                                 14

                                   Schedule 1
                                   ----------




Name of Stockholders                Address                     Existing Shares

Tom I. Evslin                        107 Library Place            1,968,167(1)
                                     Princeton, NJ 08540

Mary Evslin                          107 Library Place            1,025,833
                                     Princeton, NJ 08540

Tom and Mary Evslin                  107 Library Place            4,100,362
                                     Princeton, NJ 08540

Edward B. Jordan                     34 Lynchburg Court           1,592,408(2)
                                     Belle Mead, NJ 08502

Edward B. Jordan as custodian        34 Lynchburg Court              19,700
 for his children                    Belle Mead, NJ 08502

Dianne Jordan as custodian           34 Lynchburg Court               5,000
 for her children                    Belle Mead, NJ 08502

Steven J. Ott                        39 Ettl Circle                 633,361(3)
                                     Princeton, NJ 08540

Eric G. Weiss                        80 Fieldcrest Avenue           655,405(4)
                                     Skillman, NJ 08550

Theodore M. Weitz                    238 Cambridge Oaks             137,725(5)
                                     Park Ridge, NJ 07656

Frank Gill                           01740 SW Military Road          66,740(6)
                                     Portland, OR 97219

Frederick R. Wilson                  6 Fawn Brook Court              50,000(7)
                                     Pleasantville, NY 10570

F.J. Wilson Partners, L.P.                                          330,211


John Landau                          122 Pollard Road               300,000(8)
                                     Mountain Lakes, NJ 07046


(1) Includes warrants for 645,162 shares and options for 500,000 shares (a portion of which are not currently exercisable).
(2) Includes warrants for 234,604 shares and options for 1,050,000 shares (a portion of which are not currently exercisable).
(3) Includes options for 513,832 shares (a portion of which are not currently exercisable).
4) Includes options for 583,332 shares (a portion of which are not currently exercisable).
(5) Includes options for 135,000 shares (a portion of which are not currently exercisable).
(6) Includes options for 50,000 shares (a portion of which are not currently exercisable).
(7) Consists of options for 50,000 shares (a portion of which are not currently exercisable).
(8) Includes options for 300,000 shares (225,000 of which are not currently exercisable).


9533918.1